Mail Stop 4-6

								March 17, 2005

Darryl Cozac
Chief Executive Officer
Sprout Development, Inc.
c/o Paracorp Incorporated
318 No. Carson Street Suite #208
Carson City, Nevada  89701

	Re:    	Sprout Development, Inc.
		Amendment No. 2 to Form F-1
		Filed February 16, 20054
		File No. 333-119735

Dear Mr. Cozac:

   We have reviewed your filing and have the following comments.

1. We note that you provided us supplementally with an updated consent from your independent auditor, however, the consent was not filed on EDGAR. Please ensure that the consent is updated and filed with your next amendment.

Calculation of Registration Fee Table
2. Please revise to present the Units on a separate line, and indicate in the "title of security" or by footnote that each Unit consists of one share of common stock and one warrant to purchase one-half of a share. Will there be separate Unit certificates?
Is
there a Unit deposit agreement or similar arrangement that establishes the terms of the Units and the rights of Unit-holders as opposed to holders of the components of the Units? In the prospectus, clarify the manner in which the shares and warrants that are components of the Units are "attached."
3. We reissue prior comment 1 in part. You indicated that the preferred shares originally designed to be cancelled were modified "quite a while ago." Please tell us in more specific terms when the terms of the transaction were modified to incorporate the non-cancellation of those shares. Was this modification made prior to October 14, 2004? Moreover, you have not addressed the issue of how the distribution ratio was negotiated and authorized. Are the terms of the distribution consistent with the rights of Class D Preferred as outlined in Puroil`s governing documents? In this respect, please provide us supplementally with a copy of Puroil Technology`s bylaws and articles of incorporation. If not, on what basis was the distribution ratio determined? It remains unclear to us whether an
"offer" associated with the distribution of the Units and the underlying securities to the Puroil holders was commenced prior to the filing of the registration statement. If those securities were offered to Puroil holders before the registration statement was filed, the sale of the offered securities should be completed outside of the registration process. In this respect, we note that you have indicated that all the Puroil holders are Canadians, and the relationship of the Securities Act to the distribution outside the United States to Canadian investors is not clear. Please explain why the transaction you are registering is not limited to (a) resales of
Units and the components of the units (underlying shares and warrants) and (b) the issuance of any shares upon warrant exercise by holders of warrants who acquire those warrants from resellers under the registration statement.
4. See prior comment 2. We note that your response to this comment is incomplete. Please be advised that this comment must be resolved prior to effectiveness. How will you ensure that transfers by the underwriters in this transaction will occur in compliance with Federal securities laws? In our prior comment we suggest some steps you should consider implementing and describing in your prospectus.

5. See prior comments 3 and 4. First, we do not understand how you are registering 4,200,000 units given that the warrant agreement defines a unit as consisting of two warrants to purchase one share at a fixed price of $0.10 per share. Second, the warrant agreement does not appear to tie the warrant shares to the 4 million shares of common stock being registered as a unit. It appears that the 4 million shares of common stock previously issued may be disposed of separately from the warrant shares, which must be exercised as units in order to obtain the underlying shares. Please revise or advise.

To the extent that the cover page is revised in response to this comment, please ensure that the changes are consistent throughout and that the formatting, as shown in the fourth and now sixth
paragraphs,
avoids the use of enumerated and lettered sub-paragraphs.
6. See prior comment 10.  The disclosure regarding the "arm`s length
transaction" is inconsistent. You state on page 11 that the distribution ratio was determined between the "Puroil president and the Puroil Class D preferred shareholders" and on page 24 you state
that the ratio was determined between "Sprout Development
management
and the Puroil Preferred D shareholder.  Please reconcile.
7. We note that Mr. Durward, president and control person of
Puroil,
which holds a greater than 20% share ownership position in Sprout, also appears to be a Preferred D shareholder of Puroil shares.
The
related party relationship between Sprout and Puroil and Mr. Durward`s role as an affiliate on both sides of the transaction would make the negotiating process one that is on terms other than
"arm`s
length." If you believe the terms of the transaction are no less favorable than the ones that could have been obtained from an unrelated party, it would be appropriate to disclose that fact, provided you have adequately explained the basis on which you are able to reach such a conclusion. Please revise accordingly.
8. See prior comment 12. The revised disclosure relating to the contract with International Securities Group, Ltd. (ISG) states that
Sprout will issue 25,000 shares of common stock in addition to payment of $9,000 if it introduces Sprout to a market maker. The contract provides on page 2 that ISG will receive "an additional $3,000 US and 25,000 shares" in the event it finds a market maker. Please revise or advise.
9. See prior comment 19. Please add a risk factor describing the stage of development of the software concept being licensed so that shareholders can have a clear understanding of the uncertainties relating to the license. Include in the discussion the risk or risks associated with relying on an untested software concept whose commercial viability has not been demonstrated. State that no product relating to the concept has been developed to date and discuss the fact that other products underlying the same concept could be developed by other companies and that the transferor has no right to exclude others from engaging in those activities.
10. Consistent with an earlier phone conversation between you and the
staff, we refer you to interpretation 1S of the Securities Act
Form
portion of the March 1999 supplement to the publicly available Corporation Finance telephone interpretation manual, which refers you to Securities Act Release No. 6360 (Nov. 20, 1981) where the term "authorized U.S. representative" is discussed. We note your representation in your cover note that you will include the signature of an authorized U.S. representative in your next amendment.
11. See prior comment 21. We note that the disclosure has been significantly revised on page 37 in response to our prior comment; however, the disclosure now appears to be inconsistent. On page 37 you state that "Sprout Development does not expect that the Distribution of the Units will result in any material U.S. or
Canadian tax consequences. . . ."  Yet on page 4 you state that the
"[d]ividends and distributions received are taxable as ordinary income for federal income tax purposes. . . ."  If the statement on
page 4 relates only to Canadian shareholders, please clarify this and disclose in the prospectus your assertion provided supplementally that because "all of the shareholders of Puroil are residents of Canada, there is no impact on US investors from the distribution." Please revise to ensure consistent disclosure throughout the prospectus.

Financial Statements

Independent Auditors Report, page F-2
12. Revise the audit report to include a manual signature.  In this
regard, we note the /s/Bateman & Co. was deleted.

Note 5 - Issuance of shares and warrants
13. We note that the description for the 10,000 shares issued on July
19, 2004 is "Shares issued for cash and software license." If these shares were issued to Mr. Balsara, help us understand why it is appropriate to indicate that these shares were issued in connection with the software license. Please advise or revise as necessary.

      As appropriate, please amend your registration statement and related periodic filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

      You should contact Christine Davis at (202) 942-2894, if you have questions or comments on the financial statements and related matters. If you require further assistance with respect to financial statement and accounting matters, you may contact Lisa Mitrovich, Assistant Chief Accountant, at (202) 942-1836. With respect to all other matters, please contact Maryse Mills-Apenteng at (202) 942-
1861
with any questions, or, in her absence, the undersigned at (202)
942-
1818.  If you still require further assistance, please call
Assistant
Director Barbara Jacobs at (202) 942-1800.

	Sincerely,



	Mark P. Shuman
	Branch Chief - Legal


cc:	Via facsimile: (403) 272-3620
	W. Scott Lawler, Esq.
	Lawler & Associates





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Sprout Development, Inc. Amendment No. 2
March 17, 2005
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